Filed Pursuant to Rule 433
Registration Statement No. 333-180488

STEP Income Securities® Linked to the Common Stock of Splunk Inc.

Issuer	Bank of America Corporation (“BAC”)

Principal Amount	$10.00 per unit

Term	Approximately one year and one week

Underlying Stock:	Common Stock of Splunk Inc. (NASDAQ symbol: “SPLK”)

Interest	11.5% per year, paid quarterly

Payout Profile at Maturity

•    A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 111.50% of the Starting Value

•    1-to-1 downside exposure to decreases in the Underlying Stock beyond a 5% decline, with up to 95% of your principal at risk

Step Level	111.50% of the starting value of the Underlying Stock

Step Payment	[$0.10 - $0.50] per unit, a [1% - 5%] return over the principal amount, to be determined on the pricing date

Threshold Value	95% of the starting value of the Underlying Stock

Investment Considerations	This investment is designed for investors who anticipate that the value of the Underlying Stock will increase to or above the Step Level, are willing to forgo full upside participation above the Step Level in exchange for earning fixed interest payments and potentially a fixed Step Payment, and are willing to accept downside risk below a threshold.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312514373497/d805688dfwp.htm .

Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Your investment return, if any, is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the issuer of the Underlying Stock.

•	The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BAC’s Central Index Key, or CIK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-500-5408. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.